UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-39115

WISEKEY INTERNATIONAL HOLDING AG

(Exact Name of Registrant as Specified in Charter)

WISEKEY INTERNATIONAL HOLDING LTD

(Translation of Registrant’s name into English)

Canton of Zug, Switzerland	General-Guisan-Strasse 6 CH-6300 Zug, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                     ☐ Form 40-F

Exhibit No.	Description

10.1	Share Purchase Agreement, dated May 26, 2025, between DOLIAM SAS, Jean-Luc Triouleyre and Lucille Engels and SEALSQ Corp.

99.1	Press release of WISeKey International Holding AG, issued on May 27, 2025.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2025	wisekey international holding ag

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer